FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated with limited liability under the laws of Bermuda)

(Stock Code: 00142)

2005 Annual Results – Audited

FINANCIAL HIGHLIGHTS

- Profit contribution from continuing businesses increased by 9.4 per cent to US$154.3 million (HK$1,203.5 million) from US$141.1 million (HK$1,100.6 million), principally reflecting increase in profit contribution from PLDT.
- Recurring profit improved by 0.3 per cent to US$117.2 million (HK$914.2 million) from US$116.8 million (HK$911.0 million).
- Net profit decreased by 16.9 per cent to US$103.0 million (HK$803.4 million) from US$123.9 million (HK$966.4 million) due principally to a non-recurring loss of US$25.4 million (HK$198.1 million) on valuation of option embedded in the Exchangeable Notes.
- Turnover decreased by 3.3 per cent to US$1,986.1 million (HK$15,491.6 million) from US$2,054.6 million (HK$16,025.9 million), principally reflecting the effect of rupiah depreciation.
- Basic earnings per share decreased by 17.0 per cent to US3.23 cents (HK25.19 cents) from US3.89 cents (HK30.34 cents).
- Shareholders' equity increased by 68.3 per cent to US$382.8 million (HK$2,985.8 million) at 31 December 2005 from US$227.4 million (HK$1,773.7 million) at 31 December 2004.
- Consolidated gearing ratio improved to 1.12 times at 31 December 2005, compared with 1.45 times at 31 December 2004.
- A final dividend of US0.26 cent (HK2.00 cents) (2004: Nil) per ordinary share has been recommended, making a total dividend per ordinary share of US0.39 cent (HK3.00 cents) (2004: Nil) for the full year.

CONSOLIDATED PROFIT AND LOSS STATEMENT

For the year ended 31 December	2005 US$m	2004 (Restated)(i) US$m	2005* HK$m	2004* (Restated)(i) HK$m
Turnover – Note 2	1,986.1	2,054.6	15,491.6	16,025.9
Cost of sales	(1,511.7)	(1,536.1)	(11,791.3)	(11,981.6)
Gross profit	474.4	518.5	3,700.3	4,044.3
(Loss)/gain on dilutions and divestments, net	(6.3)	8.0	(49.1)	62.4
Distribution costs	(175.0)	(172.2)	(1,365.0)	(1,343.2)
Administrative expenses	(128.3)	(126.7)	(1,000.8)	(988.2)
Other operating expenses, net	(29.8)	(20.3)	(232.5)	(158.3)
Net borrowing costs – Note 3	(107.3)	(111.9)	(836.9)	(872.8)
Share of profits less losses of associated companies	137.7	85.9	1,074.1	670.0
Profit before taxation – Note 4	165.4	181.3	1,290.1	1,414.2
Taxation – Note 5	(26.6)	(31.9)	(207.5)	(248.8)
Profit for the year from continuing operations	138.8	149.4	1,082.6	1,165.4
Profit for the year from a discontinued operation – Note 6	–	18.8	–	146.6
Profit for the year	138.8	168.2	1,082.6	1,312.0
Attributable to:				
Equity holders of the parent – Note 7	103.0	123.9	803.4	966.4
Minority interest	35.8	44.3	279.2	345.6
	138.8	168.2	1,082.6	1,312.0
Ordinary share dividends				
Interim – U.S. 0.13 cent (HK1.00 cent) (2004: Nil) per share	4.1	–	32.0	–
Proposed final – U.S. 0.26 cent (HK2.00 cents) (2004: Nil) per share	8.3	–	63.9	–
Total	12.3	–	95.9	–

For the year ended 31 December Earnings per share attributable to equity holders of the parent	2005 US¢	2004 (Restated)(i) US¢	2005* HK¢	2004* (Restated)(i) HK¢
Basic – Note 8				
– For profit from continuing operations	3.23	3.30	25.19	25.74
– For profit from a discontinued operation	–	0.59	–	4.60
– For profit for the year	3.23	3.89	25.19	30.34
Diluted – Note 8				
– For profit from continuing operations	3.17	N/A	24.73	N/A
– For profit from a discontinued operation	–	N/A	–	N/A
– For profit for the year	3.17	N/A	24.73	N/A

N/A Not applicable
(i) Refer to Note 1

CONSOLIDATED BALANCE SHEET

At 31 December	2005 US$m	2004 (Restated)(i) US$m	2005* HK$m	2004* (Restated)(i) HK$m
Non-current assets				
Property and equipment	622.9	647.4	4,858.6	5,049.7
Plantations	169.0	147.4	1,318.2	1,149.7
Associated companies	381.5	168.9	2,977.5	1,317.4
Accounts receivable, other receivables and prepayments – Note 9	11.7	9.4	91.2	73.8
Goodwill	32.7	36.5	255.1	284.7
Prepaid land premiums	34.5	41.0	269.1	319.8
Available-for-sale assets/long-term investments	2.7	11.5	21.1	89.7
Deferred tax assets	15.4	5.8	120.1	45.2
Restricted cash	–	4.7	–	36.7
Other non-current assets	130.8	242.4	1,020.2	1,890.7
	1,401.4	1,314.8	10,930.9	10,255.4
Current assets				
Cash and cash equivalents	296.0	186.6	2,308.8	1,455.5
Restricted cash	4.7	4.5	36.7	35.1
Available-for-sale assets/short-term investments	52.4	21.4	408.7	166.9
Accounts receivable, other receivables and prepayments – Note 9	286.7	360.0	2,236.3	2,808.0
Inventories	303.0	281.4	2,363.4	2,194.9
Non-current assets held for sale	2.9	–	22.6	–
	945.7	853.9	7,376.5	6,660.4
Current liabilities				
Accounts payable, other payables and accruals – Note 10	278.6	264.3	2,173.1	2,061.5
Short-term borrowings	345.0	288.9	2,691.0	2,253.4
Provision for taxation	11.2	26.2	87.4	204.3
Current portion of deferred liabilities and provisions	15.3	18.1	119.3	141.2
	650.1	597.5	5,070.8	4,660.4
Net current assets	295.6	256.4	2,305.7	2,000.0
Total assets less current liabilities	1,697.0	1,571.2	13,236.6	12,255.4
Equity				
Issued share capital	31.9	31.9	248.8	248.8
Other reserves	927.9	903.8	7,237.6	7,041.8
Accumulated losses	(577.0)	(707.3)	(4,500.6)	(5,516.9)
Equity attributable to equity holders of the parent	382.8	227.4	2,985.8	1,773.7
Minority interest	323.9	363.7	2,526.5	2,836.9
Total equity	706.7	591.1	5,512.3	4,610.6
Non-current liabilities				
Long-term borrowings	744.2	761.2	5,804.7	5,937.4
Deferred liabilities and provisions	92.7	107.1	723.1	835.4
Deferred tax liabilities	114.1	111.8	890.0	872.0
Derivative liability	39.3	–	306.5	–
	990.3	980.1	7,724.3	7,644.8
	1,697.0	1,571.2	13,236.6	12,255.4

(i) Refer to Note 1.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

[illegible]

(i) Refer to Note 1

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December	2005 US$m	2004 (Restated)(i) US$m	2005* HK$m	2004* (Restated)(i) HK$m
Profit before taxation				
From continuing operations	165.4	181.3	1,290.1	1,414.2
From a discontinued operation	–	18.8	–	146.6
Adjustments for:				
Interest expenses	115.1	126.6	898.5	987.5
Depreciation	62.6	53.1	488.3	414.2
Foreign exchange and derivative losses, net	42.0	33.4	327.6	260.5
Loss on dilution of interests in a subsidiary and an associated company	6.3	3.0	49.1	23.4
Equity-settled share option expenses	5.2	4.4	40.6	34.3
Recognition of prepaid land premiums	4.2	2.2	32.8	17.2
Loss/(gain) on sale of property and equipment	0.7	(1.8)	5.5	(14.0)
Amortization of goodwill	–	1.5	–	11.7
Gain on disposal of a discontinued operation	–	(17.1)	–	(133.4)
Gain on divestments, net	–	(11.0)	–	(85.8)
Share of profits less losses of associated companies				
From continuing operations	(137.7)	(85.9)	(1,074.1)	(670.0)
From a discontinued operation	–	(1.7)	–	(13.2)
(Increase)/decrease in other non-current assets	(16.6)	24.5	(129.5)	191.1
Gain on changes in fair value of plantations	(12.3)	(1.7)	(95.9)	(13.3)
Interest income	(7.9)	(14.7)	(61.6)	(114.7)
Payments in respect of deferred liabilities and provisions	–	(17.5)	–	(136.5)
Dividend income from available-for-sale assets/investments	(1.0)	–	(7.8)	–
Others	(26.3)	(5.9)	(205.2)	(46.1)
Operating profit before working capital changes	199.8	291.5	1,558.4	2,273.7
Increase/(decrease) in accounts payable, other payables and accruals	49.0	(48.0)	382.2	(374.4)
Decrease in accounts receivable, other receivables and prepayments	18.8	29.6	146.7	230.9
Decrease in pledged deposits	–	1.9	–	14.8
Increase in inventories	(41.0)	(1.9)	(319.8)	(14.8)
Net cash generated from operations(ii)	226.6	273.1	1,767.5	2,130.2
Interest received	7.6	14.8	59.3	115.4
Interest paid	(101.6)	(120.8)	(792.5)	(942.2)
Tax paid	(42.4)	(41.5)	(330.7)	(323.7)
Net cash inflow from operating activities	90.2	125.6	703.6	979.7
Proceeds from termination of derivative transactions	96.3	–	751.1	–
Dividend received from an associated company	38.9	–	303.4	–
Compensation received in connection with the establishment of a joint venture	13.3	–	103.7	–
Sale of property and equipment	7.1	7.9	55.4	61.6
Divestments of subsidiary companies	–	9.1	–	71.0
Increased investments in associated companies	(57.3)	–	(446.9)	–
Purchase of property and equipment	(54.9)	(109.1)	(428.2)	(851.0)
(Acquisitions)/sale of available-for-sale assets/short-term investments	(20.4)	39.9	(159.1)	311.2
Acquisition of associated companies	(17.6)	–	(137.3)	–
Deposits for acquisition and increased investments in subsidiary companies	(14.9)	(39.1)	(116.2)	(305.0)
Acquisitions of subsidiary companies	(6.2)	(25.6)	(48.4)	(199.7)
Acquisition of convertible bonds	(5.2)	–	(40.6)	–
Increased investments in subsidiary companies	(4.9)	(16.9)	(38.2)	(131.8)
Loans (to)/repaid by associated companies	(1.4)	0.5	(10.9)	3.9
From continuing operations	(27.2)	(133.3)	(212.2)	(1,039.8)
From a discontinued operation	–	15.0	–	117.0
Net cash outflow from investing activities	(27.2)	(118.3)	(212.2)	(922.8)
Proceeds of new borrowings	601.0	255.9	4,687.8	1,996.0
Issue of shares upon the exercise of share options	0.6	–	4.6	–
Shares issued to minority shareholders by a subsidiary company	–	0.1	–	0.8
Borrowings repaid	(517.5)	(277.6)	(4,036.4)	(2,165.3)
Dividends paid to minority shareholders by subsidiary companies	(29.8)	(26.5)	(232.4)	(206.7)
Dividend paid to shareholders	(4.1)	–	(32.0)	–
Decrease in restricted cash	4.5	11.2	35.1	87.4
Net cash inflow/(outflow) from financing activities	54.7	(36.9)	426.7	(287.8)
Net increase/(decrease) in cash and cash equivalents	117.7	(29.6)	918.1	(230.9)
Cash and cash equivalents at 1 January	186.6	233.3	1,455.5	1,819.7
Exchange translation	(8.3)	(17.1)	(64.8)	(133.3)
Cash and cash equivalents at 31 December	296.0	186.6	2,308.8	1,455.5
Representing				
Cash and cash equivalents	296.0	186.6	2,308.8	1,455.5

(i) Refer to Note 1
(ii) Changes in working capital are stated excluding movements due to acquisition and disposal of subsidiary companies
* The Company maintains its accounts and reports to its shareholders in United States dollars. The figures shown in Hong Kong dollars are for illustration only and are based on a fixed exchange rate of 7.8 Hong Kong dollars to one United States dollar

Notes:

1. **Changes in principal accounting policies**

Significant changes in Hong Kong Generally Accepted Accounting Principles (HK GAAP) had been implemented during 2005 as a consequence of a number of new and revised Hong Kong Accounting Standards (HKASs) and Hong Kong Financial Reporting Standards (HKFRSs) (herein collectively referred to as the new HKFRSs) issued by the Hong Kong Institute of Certified Public Accountants, which became effective for accounting periods commencing on, or after, 1 January 2005. The principal changes to HK GAAP and the new HKFRSs which affect the Group and are adopted for the first time for the current year's financial statements are summarized as follows.

- HKAS 1 "Presentation of Financial Statements" [illegible]
- HKAS 16 "Property, Plant and Equipment" [illegible]
- HKAS 17 "Leases" [illegible]
- HKAS 32 "Financial Instruments: Disclosure and Presentation" [illegible]
- HKAS 33 "Earnings per Share" [illegible]
- HKAS 39 "Financial Instruments: Recognition and Measurement" [illegible]

[illegible]

- HKFRS 2 "Share-based Payment" [illegible]
- HKFRS 3 "Business Combinations" [illegible]
- HKFRS 5 "Non-current Assets Held for Sale and Discontinued Operations" [illegible]

[illegible]

2. **Turnover and segmental information**

[illegible]

FIRST PACIFIC

Publication: South China Morning Post **Date:** 3 Apr 2006 2/3
Page: Classified 6-8 **Where Published:** Hong Kong

By principal business activity – 2004

	Telecommunications US$m	Consumer Food Products US$m	Property and Transportation US$m	Head Office US$m	2004 (Restated) Total US$m	2004* (Restated) Total HK$m
Profit and loss						
Segment revenue – turnover	–	1,995.8	58.8	–	2,054.6	16,025.9
Segment results	–	189.1	35.2	(16.8)	207.5	1,617.8
Net borrowing costs					(111.9)	(872.8)
Share of profits less losses of associated companies	87.8	(1.0)	(9.2)	–	81.9	678.8
Profit before taxation					181.5	1,414.2
Taxation					(31.9)	(248.8)
Profit for the year from continuing operations					149.4	1,165.4
Profit for the year from a discontinued operation – Note 6					18.8	146.6
Profit for the year					168.2	1,312.0
Assets and liabilities						
Segment assets	–	1,796.1	122.7	42.3	1,961.1	15,296.6
Associated companies	167.5	1.4	39.8	–	168.9	1,317.4
Unallocated assets					38.7	301.8
Total assets					2,168.7	16,915.8
Segment liabilities	–	179.6	101.7	55.4	109.5	1,838.1
Unallocated liabilities					1,188.1	9,267.1
Total liabilities					1,377.6	12,995.7
Other information						
Capital expenditure	–	101.6	3.5	–	105.1	819.8
Depreciation and amortization	–	53.7	0.8	–	54.5	425.9
Foreign exchange and derivative losses, net	–	33.1	0.3	–	33.4	260.5
Other non-cash expenses	–	1.4	9.2	7.4	18.0	140.4

By principal geographical market – 2004

	The Philippines US$m	Indonesia US$m	Head Office US$m	2004 (Restated) Total US$m	2004* (Restated) Total HK$m
Segment revenue – turnover	58.8	1,995.8	–	2,054.6	16,025.9
Segment assets	122.7	1,796.1	42.3	1,961.1	15,296.6
Associated companies	167.5	1.4	–	168.9	1,317.4
Unallocated assets				38.7	301.8
Total assets				2,168.7	16,915.8
Capital expenditure	3.5	101.6	–	105.1	819.8

3. **Net borrowing costs**

For the year ended 31 December	2005 US$m	2004 US$m	2005* HK$m	2004* HK$m
Total borrowing costs	115.2	126.6	898.5	987.5
Less interest income	(7.9)	(14.7)	(61.6)	(114.7)
Net borrowing costs	107.3	111.9	836.9	872.8

4. **Profit before taxation**

For the year ended 31 December	2005 US$m	2004 (Restated) US$m	2005* HK$m	2004* (Restated) HK$m
Profit before taxation is stated after (charging)/crediting				
Cost of inventories sold	(1,164.1)	(1,201.5)	(9,080.0)	(9,371.7)
Employee remuneration	(198.6)	(193.7)	(1,549.1)	(1,510.9)
Depreciation	(62.0)	(53.1)	(483.6)	(414.2)
Foreign exchange and derivative losses, net	(42.0)	(33.4)	(327.6)	(260.5)
Cost of services rendered	(52.7)	(31.9)	(411.1)	(248.8)
Operating lease rentals				
– Land and buildings	(11.8)	(12.7)	(92.0)	(99.1)
– Hire of plant and equipment	(0.8)	(1.6)	(6.2)	(12.5)
– Others	–	(6.0)	–	(46.8)
Loss on dilution of interests in a subsidiary and an associated company	(6.3)	(1.6)	(49.1)	(12.4)
Recognition of prepaid land premiums	(4.2)	(2.2)	(32.8)	(17.2)
Doubtful debt provisions (included in distribution costs)	(4.8)	(1.4)	(37.4)	(10.9)
Auditors' remuneration				
– Audit services	(1.2)	(1.4)	(9.4)	(10.9)
– Other services	(0.6)	(0.1)	(4.7)	(0.8)
Amortization of goodwill (included in other operating expenses, net)	–	(1.5)	–	(11.7)
Gain on divestments, net	–	11.9	–	92.8
Unrealized gains on available-for-sale assets/investments	–	2.2	–	17.2
(Loss)/gain on sale of property and equipment	(0.7)	1.8	(5.5)	14.0
Gain on changes in fair value of plantations	12.3	1.7	95.9	13.3
Realized gain/(loss) on sale of available-for-sale assets/investments	5.6	(3.3)	43.7	(25.7)
Excess over the cost of a business combination recognized as income (included in other operating expenses, net)	2.7	–	21.1	–
Dividend income from available-for-sale assets/investments	1.0	–	7.8	–

5. **Taxation**

No Hong Kong profits tax (2004: Nil) has been provided as the Group had no estimated assessable profits (2004: Nil) in Hong Kong for the year. Taxation on assessable profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which the Company's subsidiary companies operate.

For the year ended 31 December	2005 US$m	2004 (Restated) US$m	2005* HK$m	2004* (Restated) HK$m
Subsidiary companies – Overseas				
Current taxation	28.9	30.6	225.4	238.7
Deferred taxation	(2.3)	1.3	(17.9)	10.1
Total	26.6	31.9	207.5	248.8

Included within the share of profits less losses of associated companies is taxation of US$19.2 million (HK$149.8 million) (2004: restated: US$22.4 million or HK$174.7 million) is analyzed as follows:

For the year ended 31 December	2005 US$m	2004 (Restated) US$m	2005* HK$m	2004* (Restated) HK$m
Associated companies – Overseas				
Current taxation	38.5	31.7	300.3	247.3
Deferred taxation	(19.3)	(9.3)	(150.5)	(72.6)
Total	19.2	22.4	149.8	174.7

6. **Profit for the year from a discontinued operation**

[illegible]

7. **Profit attributable to equity holders of the parent**

Profit attributable to equity holders of the parent includes US$18.5 million (HK$144.3 million) (2004: US$15.9 million or HK$124.0 million) net foreign exchange and derivative losses that arose primarily on the changes in the fair values of derivatives and translation of the unhedged foreign currency denominated borrowings, and US$4.3 million (HK$33.5 million) (2004: US$23.0 million or HK$179.4 million) of net non-recurring gains.

Analysis of foreign exchange and derivative losses

For the year ended 31 December	2005 US$m	2004 US$m	2005* HK$m	2004* HK$m
Foreign exchange and derivative (losses)/gains				
– Subsidiary companies	(43.0)	(33.4)	(337.6)	(260.5)
– Associated companies	19.0	(5.4)	148.2	(42.1)
Subtotal	(23.0)	(38.8)	(179.4)	(302.6)
Attributable to taxation and minority interest	4.5	22.9	35.1	178.6
Total	(18.5)	(15.9)	(144.3)	(124.0)

[illegible]

[illegible]

8. **Earnings per share**

[illegible]

[illegible]

[illegible]

9. **Accounts receivable, other receivables and prepayments**

Included in accounts receivable, other receivables and prepayments are trade receivables of US$173.3 million (HK$1,351.7 million) (2004: US$170.3 million or HK$1,328.3 million), with an ageing profile as follows:

At 31 December	2005 US$m	2004 US$m	2005* HK$m	2004* HK$m
0 to 30 days	148.5	145.5	1,158.3	1,134.9
31 to 60 days	8.8	6.0	68.6	46.8
61 to 90 days	6.0	12.2	46.8	95.1
Over 90 days	10.0	6.6	78.0	51.5
Total	173.3	170.3	1,351.7	1,328.3

As the Group's trade receivables relate to a large number of diversified customers, there is no concentration of credit risk.

[illegible]

10. **Accounts payable, other payables and accruals**

[illegible]

At 31 December	2005 US$m	2004 US$m	2005* HK$m	2004* HK$m
0 to 30 days	160.8	121.3	1,254.2	946.4
31 to 60 days	1.7	7.1	13.3	55.7
61 to 90 days	1.3	5.8	10.2	45.2
Over 90 days	8.9	10.9	69.4	85.0
Total	172.7	145.1	1,347.1	1,131.8

11. **Contingent liabilities**

At 31 December 2005, neither the Group nor the Company had any significant contingent liabilities (31 December 2004: Nil).

12. **Employee information**

For the year ended 31 December	2005 US$m	2004 (Restated) US$m	2005* HK$m	2004* (Restated) HK$m
Employee remuneration (including Directors' Remuneration)	198.6	193.7	1,549.1	1,510.9

Number of employees	2005	2004
At 31 December	46,693	49,165
Average for the year	47,881	48,118

13. **Subsequent events**

(A) [illegible]

(B) [illegible]

[illegible]

[illegible]

[illegible]

(C) [illegible]

FIRST PACIFIC

14. **Comparative amounts**

As explained in Note 1, due to the adoption of a number of new HKFRSs during the current year, the accounting treatment and presentation of certain items and balances in the Financial Statements have been revised to comply with the new requirements. Accordingly, certain prior year and opening balance adjustments have been made and certain comparative amounts have been reclassified and restated to conform with the current year's presentation and accounting treatment.

* *The Company maintains its accounts and reports to its shareholders in United States dollars. The figures shown in Hong Kong dollars are for illustration only and are based on a fixed exchange rate of 7.8 Hong Kong dollars to one United States dollar.*

REVIEW OF OPERATIONS

Below is an analysis of results by individual company.

Contribution Summary

For the year ended 31 December US$ millions	Turnover 2005	Turnover 2004	Contribution to Group profit[i] 2005	Contribution to Group profit[i] 2004 (Restated)[ii]
PLDT[iii]	–	–	132.2	117.1
Indofood	1,923.4	1,995.8	29.6	33.4
Metro Pacific	62.7	58.8	(6.0)	(9.4)
Level Up[iv]	–	–	(1.5)	–
From continuing businesses	1,986.1	2,054.6	154.3	141.1
From a discontinued operation[iii]	–	–	–	1.9
From operations	1,986.1	2,054.6	154.3	143.0
Head Office items:				
– Corporate overhead			(11.5)	(10.0)
– Net interest expense			(20.3)	(12.6)
– Other expenses			(5.3)	(3.6)
Recurring profit			117.2	116.8
Foreign exchange and derivative losses			(18.5)	(15.9)
Non-recurring items[v]			4.3	23.0
Profit attributable to equity holders of the parent			103.0	123.9

(i) *After taxation and minority interest, where appropriate.*
(ii) *The Group has restated its 2004 profit attributable to equity holders of the parent from US$134.5 million to US$123.9 million, following the adoption of HKFRSs issued by the HKICPA which became effective on 1 January 2005. Details of the restatements are set out in Note 1 above.*
(iii) *Associated companies.*
(iv) *Represents Escotel.*
(v) *2005's non-recurring gains of US$4.3 million mainly comprise goodwill compensation received by Indofood in connection with the establishment of a joint venture entity of US$4.8 million, Metro Pacific's agreed one-time adjustments made in amounts owed to certain creditors, partly offset by a loss on dilution of the Group's 1.4 per cent interest in PLDT of US$6.3 million, whereas 2004's non-recurring gains of US$23.0 million mainly comprise gain on disposal of 49 per cent interest in Escotel (US$17.1 million).*

During the year, the Group's turnover decreased by 3.3 per cent, to US$1,986.1 million (2004: US$2,054.6 million), principally reflecting the effect of an 8.0 per cent depreciation in average rupiah exchange rate, notwithstanding the approximately 4.7 per cent increase in Indofood's turnover in rupiah terms. First Pacific's continuing business interests improved their operating performance in 2005, recording profit contributions totaling US$154.3 million (2004: US$141.1 million), an increase of 9.4 per cent. Recurring profit marginally increased to US$117.2 million, from US$116.8 million in 2004. The Group recorded US$18.5 million (2004: US$15.9 million) net foreign exchange and derivative losses principally due to a US$25.4 million loss on revaluation of option element embedded in Head Office's Exchangeable Notes and foreign exchange translation differences on its unhedged foreign currency denominated borrowings, and US$4.3 million (2004: US$23.0 million) of net non-recurring gains. First Pacific recorded a net profit for 2005 of US$103.0 million, a 16.9 per cent lower than the 2004's net profit of US$123.9 million, which is mainly attributable to the *non-cash loss of US$25.4 million on revaluation of option embedded in the Exchangeable Notes* as further analyzed in the Equity Market Risk section of the Financial Review.

The Group's operating results are denominated in local currencies, principally the peso and rupiah, which are translated and consolidated to provide the Group's results in U.S. dollar. The changes of these currencies against the U.S. dollar is summarized below.

Exchange rates against the U.S. dollar — At 31 December	2005	2004	One year change
CLOSING			
Peso	53.09	56.13	+5.7%
Rupiah	9,830	9,290	–5.5%

Exchange rates against the U.S. dollar — For the year ended 31 December	2005	2004	One year change
AVERAGE			
Peso	54.99	56.12	+2.1%
Rupiah	9,756	8,978	–8.0%

In 2005, the Group recorded net foreign exchange and derivative losses of US$18.5 million including a US$25.4 million loss on revaluation of option element embedded in Head Office's Exchangeable Notes and US$6.9 million gains on foreign exchange translation differences on its unhedged foreign currency denominated borrowings principally as a result of appreciation of the peso, partly offset by the effect of depreciation of the rupiah. The foreign exchange and derivative losses may be further analyzed as follows:

US$ millions	2005	2004
Head Office	(25.4)	–
Indofood	(6.1)	(11.9)
PLDT	12.8	(3.5)
Others	0.2	(0.5)
TOTAL	(18.5)	(15.9)

PLDT

Philippine Long Distance Telephone Company (PLDT) is the leading telecommunications service provider in the Philippines. It has common shares listed on the Philippine Stock Exchange and American Depositary Receipts (ADRs) listed on the New York Stock Exchange. Through its three principal business groups, PLDT offers a wide range of telecommunications services: Wireless (principally through wholly-owned subsidiary company Smart Communications, Inc.); Fixed Line (principally through PLDT); and Information and Communications Technology *(principally through wholly-owned subsidiary company ePLDT). PLDT has* developed the Philippines' most extensive fiber optic backbone, cellular, fixed line and satellite networks.

PLDT's operations are principally denominated in peso, which averaged Pesos 54.99 (2004: 56.12) to the U.S. dollar. Its financial results are prepared under Philippine GAAP and reported in peso. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollar. Despite the Philippine GAAP and Hong Kong GAAP being based largely on International Financial Reporting Standards (IFRSs) with effect from 1 January 2005, certain adjustments still need to be made to PLDT's reported peso results to ensure full compliance with Hong Kong GAAP. An analysis of these adjustments follows.

Peso millions	2005	2004 (Restated)
Net income under Philippine GAAP	34,112	28,031
Preference dividends[i]	(1,427)	(1,527)
Net income attributable to common shareholders	32,685	26,504
Differing accounting treatments[ii]		
– Reclassification of non-recurring items	–	1,345
– Reversal of effects upon adoption of HKAS 39	–	(2,316)
– Others	(336)	417
Intragroup items[iii]	300	300
Adjusted net income under Hong Kong GAAP	32,649	26,250
Foreign exchange and derivative (gains)/losses[iv]	(2,859)	813
PLDT's net income as reported by First Pacific	29,790	27,063
US$ millions		
Net income at prevailing average rates for 2005: Pesos 54.99 and 2004: Pesos 56.12	541.7	482.2
Contribution to First Pacific Group profit, at an average shareholding of 2005: 24.4% and 2004: 24.3%	132.2	117.1

(i) *First Pacific presents net income after deduction of preference dividends.*
(ii) *Differences in accounting treatment under Philippine GAAP, compared with Hong Kong GAAP. The principal adjustments include:*
- *Reclassification of non-recurring items: Certain items, through occurrence or size, are not considered usual, operating items which are reallocated and presented separately. In 2004, asset impairment provisions and others of Pesos 1.3 billion were excluded and presented separately as non-recurring items.*
- *Reversal of effects upon adoption of HKAS 39. Under the transitional provisions, the cumulative financial impacts of adopting HKAS 39 as of 1 January 2005 have been taken up as an adjustment to opening accumulated losses.*

(iii) *There are standard consolidation adjustments to ensure that transactions between Group companies are eliminated to present the Group as a single economic entity.*
(iv) *To illustrate the underlying operational results and profit contributions, foreign exchange and derivative gains/losses (net of related tax) are excluded and presented separately.*

Strong Wireless and Stable Landline Performance in 2005

PLDT contributed profits of US$132.2 million to First Pacific in 2005, an increase of 12.9 per cent over the US$117.1 million in 2004. It represented 85.7 per cent of First Pacific's 2005 contribution from operations. *PLDT's tremendous success underscores First Pacific's ability to drive the transformation of a company into a* highly successful, profitable operation in an industry that requires high capital investments and in a country where the mass population requires affordable telecommunications services.

The combination of a highly profitable wireless business and its stable fixed line operation enabled PLDT to improve its free cash flows by 40.1 per cent, to US$931.8 million in 2005 (2004: US$665.1 million). Approximately 80 per cent of this amount was employed to reduce consolidated debts by US$713 million, ahead of PLDT's previously stated target of US$500 million. The PLDT Group's consolidated debt balance has been reduced to a nominal value of US$2.1 billion compared with almost US$3.8 billion as of the end of 2002. As of the end of 2005, PLDT's debt to EBITDA and debt to free cash flow ratios improved to 1.4 times and 2.2 times respectively.

PLDT's success enabled its board to approve a final dividend of Pesos 28 (U.S. 51 cents) per share to common shareholders bringing the total dividend for 2005 to Pesos 70 (US$1.27) per share, representing a payout ratio of approximately 40 per cent of 2005 core earnings. PLDT closed 2005 as the single largest capitalized company on the Philippine Stock Exchange at US$6,249 million.

Wireless: Market Leader and Innovator

PLDT Group's wireless segment was the key driver for 2005's strong performance. Wireless service revenues for 2005 increased by 10.4 per cent to US$1,357.9 million (2004: US$1,229.8 million) mainly as a result of a 13 per cent increase in wireless data revenues. The growth in data revenues were driven by the growing popularity of promotions launched in 2005; particularly *Smart 25¢ Unlimited Text* service. Consolidated wireless EBITDA improved by 15.1 per cent to US$900.2 million (2004: US$782.3 million) and EBITDA margins improved to 66 per cent (2004: 64 per cent). Capital expenditure of US$160.0 million during the year enabled Smart to expand its nationwide presence to 4,305 GSM cell sites and 1,982 base stations, covering over 99 per cent of the total population. Total cellular subscriber base as at the end of 2005 grew by 1.2 million (net of churn), to 20.4 million, representing a market share of 59 per cent. This net subscriber addition takes into account the disconnections arising from the termination of SIM-swapping activities in 2005.

PLDT's wireless's product and service offerings cover a broad spectrum of demographic and market segments. Wireless services consist of wireless voice communications, wireless data communications (primarily through text messaging) and a variety of other value-added services. Value-added promotion *Smart 25¢* was tailored to meet market demand for "bucket" type or fixed rate plans for voice and text services. In response to the continued high demand for unlimited and high network quality wireless services, Smart recently launched a new variant of *Smart 25¢ Unlimited Text* as well as *Smart Load "All Text"*. *Smart Wi-Fi*, an innovative wireless broadband service launched in June 2005, has already attracted about 25,000 subscribers as of the end of 2005. Smart has over 1,000 wireless broadband capable base stations which allow very affordable, high-speed Internet services to customers particularly in areas with limited or no available DSL service.

As of the end of 2005, the cellular penetration rate in the Philippines is estimated to have reached approximately 41 per cent. In this respect, Smart is increasing its focus on developing superior content and value added services to encourage usage from its broad base of subscribers while continuing to drive subscriber growth at the lower income segments.

PLDT Group's capability to deliver rich and varied contents was accelerated by the 3G service license awarded to Smart by the Philippines' National Telecommunications Commission in December 2005. After a rigorous diligence period, Smart was granted a "perfect score" by the Philippine regulators, in its 3G capability. On Valentines' Day 2006, Smart launched its 3G service on a free-trial basis in the Philippines. Subscribers using Smart's network with 3G handsets in selected key areas may have access to services such as video calling, video streaming, high-speed Internet browsing and special 3G content downloading. In addition, the strategic partnership entered into with DoCoMo early this year grants Smart the exclusive right to offer DoCoMo's *i-mode*™ service to its subscribers.

Fixed Line: Stable Growth

PLDT's Fixed Line business reported revenues of US$903.0 million, resulting from a 46 per cent increase in data revenues which more than offset declines in its traditional long distance voice revenues. This is an improvement of 4.5 per cent over its 2004 revenues of US$864.0 million. Fixed Line EBITDA (excluding contributions from Smart) improved by 11.7 per cent to US$525.6 million (2004: US$470.4 million) while the EBITDA margin increased to 58 per cent from last year's 54 per cent. Depreciation expenses increased to US$367.5 million (2004: US$180.0 million) reflecting estimated useful lives adjustment made to certain fixed assets during the process of upgrading the system to the Next Generation Network.

The improvement in fixed line performance was attributed to an expanding broadband business. Since First Pacific's investment in 1998, strategic goals for PLDT's fixed line business had included stabilizing its revenues on a year-on-year basis, while building a vibrant technology platform capable of offering new products and services, and incorporating full redundancy. Those goals were manifested in 2005's performance, which saw PLDT's DSL broadband subscriber base grow to approximately 89,000 with another 380,000 subscribers using its high-speed dial-up Internet service. PLDT is the largest broadband service provider in the Philippines.

In order to promote higher fixed line take up, management also sought to introduce a number of marketing and pricing schemes designed to increase fixed line usage and provide better value to subscribers. In 2005, PLDT recorded, for the first time in four years, net additions for its postpaid fixed line service of 7,700 lines.

Information and Communications Technology: Expanding Potential

ePLDT, the information and communications technology (ICT) arm of PLDT, is a broad-based integrated ICT operator and service provider. Its principal operations include an Internet data center under the brand name *Vitro*™, call centers through Vocelli, Parlance and Ventus; and internet and gaming operations provided through subsidiaries including Netopia, Infocom, Airborne Access and netGames.

ePLDT reported a 44.7 per cent increase in revenues to US$113.7 million for 2005, reflecting strong growth in its various business segments. Call centers represent a growth area for the PLDT group, and the industry has grown exponentially in recent years with the Philippines becoming an increasingly attractive site for business process outsourcing. Consolidated call center revenues increased by 52 per cent to US$55.4 million resulting from higher capacity utilization and higher prices charged for additional service demand. ePLDT is one of the largest outsourced call center operators in the Philippines. Plans are underway to expand the present seat capacity of 3,347 to more than 6,000 by the end of 2006, which will further strengthen its market leadership in the Philippines.

Other revenue units of ePLDT, including its retail Internet café business, *Netopia*™ and its hosted data center, *Vitro*™, also experienced substantial business growth. Their combined revenues improved by 27 per cent to US$18.5 million. Netopia operates the largest Internet café chain in the Philippines, with 181 outlets.

ePLDT expanded its online gaming business netGames by acquiring a 60 per cent interest in Level Up's Philippines subsidiary. The merging of these two businesses is expected to strengthen ePLDT's position as the market leader in the online gaming industry in the country.

2006 Outlook: Enhancement and Evolution

In the seven years since First Pacific acquired its ownership interest in PLDT, the company has reinvested approximately US$2.7 billion in capital expenditure, the largest among Philippines technology companies. Such investments are key to ensuring that everyone in the Philippines has access to affordable telecommunications products and services.

The PLDT Group continues to upgrade its network which will enable it to offer a growing range of innovative value-added and broadband services with network infrastructure now capable of cheaper and faster transmission of voice, video and data. In particular, the expansion of PLDT Group's fixed and wireless broadband facilities, complemented by its growing base of Internet cafes, will allow PLDT Group to offer broadband services in more areas at various speed and price points that are designed to attract a broad base of Internet users. ePLDT's recent acquisition of a 60 per cent interest in Level Up! Philippines, coupled with its other investments, is also anticipated to provide the Group access to rich and compelling content that will be made available to both fixed line and wireless subscribers. In addition, while 3G services in the country will initially be limited to the high-end market until such time as handset prices come down, PLDT Group is rapidly building out its 3G network in key areas while encouraging subscribers to use the service for high-speed internet browsing, video streaming and video calling.

The investments that PLDT Group is making are expected to further strengthen the group's capability to address the challenging operating environment it continues to face. PLDT management has stated that 2006 is a year to lay the foundation for future growth. While PLDT management expects that 2006 core earnings will be benign, cash flows will remain robust. In this respect, PLDT remains committed to improve shareholder returns and aims to increase its dividend payout to at least 50 per cent of 2006 core earnings and to reduce debts further by US$300 million.

INDOFOOD

PT Indofood Sukses Makmur Tbk (Indofood) is the premier processed-foods company in Indonesia, which offers total food solutions to its customers. It is based in Jakarta, and is listed on the Jakarta and Surabaya Stock Exchanges. Through its four major business units, Indofood offers a wide range of food products: Bogasari (flour and pasta), Consumer Branded Products (Noodles, Food Seasonings, Snack Foods; and Nutrition and Special Foods), Edible Oils and Fats (Plantations, Cooking Oils, Margarine and Shortening) and Distribution. Indofood is considered as one of the world's largest instant noodles manufacturer by volume, and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in the country.

Indofood's operations are principally denominated in rupiah, which averaged Rupiah 9,756 (2004: 8,978) to *the U.S. dollar. Its financial results are prepared under Indonesian GAAP and reported in rupiah. First* Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollar. Accordingly, certain adjustments need to be made to Indofood's reported rupiah results to ensure compliance with Hong Kong GAAP. An analysis of these adjustments follows.

Rupiah billions	2005	2004 (Restated)
Net income under Indonesian GAAP	134	387
Differing accounting treatments[i]		
– Reclassification of non-recurring items	55	–
– Foreign exchange accounting	54	54
– Gain on revaluation of plantations	67	8
– Others	(75)	(74)
Adjusted net income under Hong Kong GAAP	235	375
Foreign exchange and derivative losses[ii]	335	208
Indofood's net income as reported by First Pacific	560	583
US$ millions		
Net income at prevailing average rates for 2005: Rupiah 9,756 and 2004: Rupiah 8,978	57.4	64.9
Contribution to First Pacific Group profit, at an average shareholding of 2005: 51.5% and 2004: 51.5%	29.6	33.4

(i) *Differences in accounting treatment under Indonesian GAAP, compared with Hong Kong GAAP. The principal adjustments include:*
- *Reclassification of non-recurring items: Certain items, through occurrence or size, are not considered usual, operating items which are reallocated and presented separately. Adjustment for 2005 of Rupiah 55 billion losses (2004: Nil) represents Rupiah 146 billion of manpower rightsizing costs, partly offset by Rupiah 91 billion goodwill compensation received in connection to the establishment of a joint venture entity.*
- *Foreign exchange accounting. The adjustment relates to the reversal of the amortization of foreign exchange losses that were previously capitalized by Indofood on certain fixed assets under construction, as the originating capitalized foreign exchange losses has already been written off by First Pacific.*
- *Gain on revaluation of plantations. Under Indonesian GAAP, Indofood measures its plantations (biological assets) on historical cost basis. HKAS 41 "Agriculture" requires the measurement of plantations at fair value less estimated point of sale costs. The adjustment relates to the change in fair value of plantations during the year.*

(ii) *To illustrate the underlying operational results and profit contributions, foreign exchange and derivative losses (net of related tax) are excluded and presented separately.*

Indofood contributed US$29.6 million to the Group in 2005, a reduction of 11.4 per cent from its 2004 contribution of US$33.4 million. The unfavorable macroeconomic climate, weak currency, increased fuel costs and more intense competition in the food sector in Indonesia placing considerable pressure on Indofood's performance. The company recorded a 3.6 per cent decrease in consolidated revenue in U.S. dollar terms to US$1,923.4 million (2004: US$1,995.8 million) although in rupiah terms, Indofood recorded a 4.7 per cent growth in revenue, of which approximately 83 per cent were contributed from its three principal business segments – noodles, flour and edible oils and fats.

However, Indofood maintained its leading market share in key product categories: a 74 per cent share of the noodles market; a 65 per cent share of flour; a 42 per cent share of branded cooking oil; a 59 per cent share of the margarine and shortening market, and a 59 per cent share of the nutrition and special food market. Despite its strong market position in most of its business units, the entry of new competitors, particularly to the noodles division, has prompted a process of restructuring and reorganization which is ongoing. This process has been designed to improve efficiency, to identify new growth and to expand Indofood's cross-organizational functionalities and further diversify the company's revenue base.

Bogasari

Indofood's Bogasari group comprises its flour and pasta production businesses. Bogasari can support an annual production capacity of 3.8 million tons of flour and its products are distributed primarily under the *Cakra Kembar, Segitiga Biru* and *Lencana Merah* brand names, which are widely recognized by consumers in Indonesia. During 2005, it reported a turnover of US$787.3 million, an decrease of 3.3 per cent from the 2004 revenue of US$814.1 million. This resulted from a decline in flour volume although selling price increased by 6.0 per cent. Bogasari's turnover accounted for 34.4 per cent (2004: 33.4 per cent) of Indofood's total sales.

Bogasari recorded a sales volume decline of 3.5 per cent in its flour business to 2.3 million tons in 2005 principally due to lower-priced flour products being imported into Indonesia. During 2005, however, gross margins on flour slightly improved to 15.5 per cent (2004: 15.4 per cent) reflecting increase in selling price, improvements in productivity and cost efficiency. Bogasari has increased its research and development efforts since deregulation in 1999 with the introduction of new products for different end user market segments.

The plan of separately listing Bogasari is on hold as the current equity market environment in Indonesia is not favorable to reflect Bogasari's underlying value. Management aims to maintain its market leading position in Indonesia by optimizing Bogasari's supply chain and infrastructure potential. It also plans to extend revenue base and market reach by expanding non-wheat products and services, and overseas distribution.

Consumer Branded Products

Noodles is the largest of Indofood's operating divisions, as well as the largest in the instant noodle segment in Indonesia. In addition to the basic noodle production operations, Indofood's noodles business also comprises food ingredients and packaging businesses which offer a supply chain to its instant noodle operations. It offers some 130 noodle varieties to the retail marketplace, covering high-end, middle and lower-priced categories. Indofood's primary noodle product is fried and soup-style instant noodles, and its most popular brands include *Indomie, Sarimi* and *Supermi*. Its value-added products including instant noodles in cups, rice vermicelli *Pop Bihun* and instant pasta *Pasta*. With 14 production facilities located across Indonesia, Indofood has an annual production capacity of 15.5 billion packs.

During 2005, sales volumes reached 9.5 billion packs, a decline of 4.0 per cent from the 9.9 billion packs sold in 2004. Sales turnover for the year was US$633.3 million, a reduction of 4.5 per cent from the US$663.0 million turnover in 2004, reflecting fierce competition in the lower-priced products market. Consequently, gross margins reduced to 22.9 per cent versus the 26.2 per cent recorded in 2004, as the "buy 5 get 1 free" promotional activities was continued to defend market share. This promotion was discontinued in March 2006.

Food seasoning products include soy, chili and tomato sauces, a range of powdered condiments and instant recipe mixes. Since 2001, Indofood has introduced more than 80 new products, and provides the widest range of food seasoning products available from any single manufacturer in Indonesia. This segment recorded a turnover of US$30.4 million in 2005, a decrease of 22.4 per cent compared with US$39.2 million reported for 2004, due to a combination of lower average selling price and weaker sales volume.

In April 2005, Indofood started a joint venture with Nestlé S.A. namely, PT Nestlé Indofood Citarasa Indonesia (NICI) to market culinary products in Indonesia of both Indofood and Nestlé. This *provides an* opportunity to combine Nestlé's expertise in marketing and research with Indofood's skill in producing food seasonings and distribution. However, the terms of the new joint venture require products to be sold to NICI on a 'cost-plus' basis, with a resulting decline in average selling price.

Indofood is the leading manufacturer of branded modern packaged **snack foods** in Indonesia. Its produces potato chips and extruded products such as puffs and chocolate-coated snacks, which are sold under various brand names, such as *Chiki, Cheetos, Chitato, Lays, JetZ, Tenny* and *Tradia*. In U.S. dollar terms, turnover for 2005 fell 4.9 per cent to US$30.9 million (2004: US$32.5 million). In rupiah terms, turnover increased by 3.1 per cent as this segment experienced better sales mix.

*Indofood's **nutrition and special food** products are distinguished from others in the Indonesian baby food* market by the use of adapted traditional Indonesian ingredients, such as brown rice and mung beans. Its principal baby food brands are *Promina* and *SUN*. Turnover for 2005 improved by 15.9 per cent to US$35.7 million (2004: US$30.8 million) reflecting both increases in sales volume and average selling price.

Edible Oils and Fats

Indofood's Intiboga Sejahtera is among the largest producers of cooking oil, margarine and shortenings in Indonesia, offering a wide range of branded products – including *Bimoli, Sunrise, Delima, Cornola* – for the retail market; and bulk products in large quantity for the industrial and institutional markets.

This division reported a turnover of US$474.9 million in 2005, a decrease of 16.9 per cent from US$571.5 million in 2004, as lower-cost competitors sought to achieve rapid market share at the expense of profit margins. Sales volume reached almost 500 thousand tons, an increase of 3.5 per cent from the 482 thousand tons sold in 2004.

During 2005, Indofood acquired approximately 35,000 hectares of plantation area which will be developed for oil palm trees. A key competitive advantage for Indofood remains its ability to source around 50 per cent of its crude palm oil requirements from its 95,750 hectares of plantation. This division is implementing a program to improve the overall coordination and functional integration in order to increase cost effectiveness and efficiency in resources allocation.

Distribution

Indofood's consumer food products are distributed to over 160,000 outlets throughout Indonesia. Despite the competitive challenges faces by Indofood, Distribution reported a 19.8 per cent increase in turnover to US$242.8 million in 2005 which accounted for 12.6 per cent of Indofood's consolidated turnover.

As part of the ongoing internal restructuring and reengineering process, Indofood management have sought to expand the company's distribution reach by opening up stock points to service the various districts in the country. Up to the end of 2005, more than 350 stock points were established in selected populated areas which reduced times and volumes required for transport in the respective areas, and enabled the company to better understand consumers' preference in each specific location. During the year, the reorganized Distribution division generated encouraging results. The satellite-linked information technology system and the stock *point strategy enable Indofood's products to reach the more underserved market regions. To continue the* success of the distribution network reform, Indofood plans to significantly increase the stock points in 2006.

2006 Outlook

On 2 March 2006, Indofood obtained a favorable ruling from the UK court to provide it a basis to redeem its Eurobonds at par. Indofood will use funds from operations and bank loans to redeem the outstanding Eurobonds of US$143.7 million as at 31 March 2006.

Indofood management is cognizant of the pressures new competition has placed on its businesses. The strategic repositioning program implemented since early 2004 has resulted in Indofood becoming a leaner organization with more focus on improving operational activities. The company will continue to streamline *its supply and value chains, leverage its existing strong brands to further strengthen its leading market* position, and re-engineer company procedures.

Publication: South China Morning Post **Date:** 3 Apr 2006 3/3
Page: Classified 6-8 **Where Published:** Hong Kong

METRO PACIFIC

Metro Pacific Corporation (Metro Pacific) is a Manila, Philippines-based holding company listed on the Philippine Stock Exchange. Metro Pacific's businesses include property concerns Landco Pacific Corporation and Pacific Plaza Towers; and domestic Philippine shipping firm Negros Navigation Co., Inc.

Metro Pacific's operations are principally denominated in peso, which averaged Pesos 54.99 (2004: 56.12) to the U.S. dollar. Its financial results are prepared under Philippine GAAP and reported in peso. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollar. Despite both of the Philippine GAAP and Hong Kong GAAP being largely based on IFRSs with effect from 1 January 2005, certain adjustments will need to be made to Metro Pacific's reported peso results to ensure full compliance with Hong Kong GAAP. An analysis of these adjustments follows.

	2005	2004 (Restated)
Peso millions		
Net income/(loss) under Philippine GAAP	194	(242)
Differing accounting treatments(i)		
– Reclassification/reversal of non-recurring result	(635)	(726)
– Others	[illegible]	285
Intragroup items	–	3
Adjusted net loss under Hong Kong GAAP	(479)	(680)
Foreign exchange and derivative (gains)/losses(ii)	(3)	17
Metro Pacific's net loss as reported by First Pacific	(482)	(663)
US$ millions		
Net loss at prevailing average rates for 2005: Pesos 54.99 and 2004: Pesos 56.12	(8.8)	(11.8)
Contribution to First Pacific Group profit, at an average shareholding of 2005: 75.5% and 2004: 79.3%	(6.0)	(9.4)

(i) *Differences in accounting treatment under Philippine GAAP compared with Hong Kong GAAP. The principal adjustments include:* [illegible]

(ii) *To illustrate the underlying operational results and profit contribution, foreign exchange and derivative gains/losses (net of related tax) are excluded and presented separately.*

Metro Pacific contributed a loss of US$6.0 million in 2005, a significant improvement from its 2004 loss contribution of US$9.4 million. This improvement is principally due to the significant reduction in operating losses of *Negros Navigation Company* (Nenaco), the substantial reduction of financing charges as debt settlement agreements were completed and one-time gains also realized from debt reduction agreements.

Five years after Metro Pacific entered into a self-administered debt reduction and corporate rehabilitation program, Metro Pacific has successfully reduced its parent company bank debt from Pesos 11.7 billion (US$220.6 million) to Pesos 732 million (US$13.8 million). As of early 2006, various agreements in final stages of documentation would further reduce Metro Pacific's debt level to approximately Pesos 300 million (US$5.8 million).

Landco Pacific Corporation (Landco), a diversified property developer 51 per cent owned by Metro Pacific, reported a net profit of Pesos 82 million (US$1.5 million). Landco is preparing for an accelerated growth plan that seeks to expand its business presence significantly over the next five years. In 2005 alone, joint-venture agreements were signed with a number of landowning groups for Landco to develop, brand, and market over 1,500 hectares of property located in prime areas across the Philippines.

Nenaco, a 99.0 per cent owned subsidiary of Metro Pacific, also recorded improved performance. After the commencement of a court-administered debt and business restructuring program in 2004, Nenaco reported a reduced 2005 net loss of Pesos 126 million (US$2.3 million). An aggressive campaign by new management to reduce costs and enhance operations resulted in vessels servicing additional routes, thus carrying improved passenger and cargo loads.

2006 Outlook

On 27 March 2006, Metro Pacific announced a reorganization and recapitalization plan to strengthen its capital base and reposition the company for new growth. The plan involves a reduction in capital by way of a reverse stock split of Metro Pacific shares to eliminate the deficit in Retained Earnings, a share swap of Metro Pacific shares for shares in a new corporate holding company, Metro Pacific Investments Corporation (MPIC), the listing of MPIC on the Philippine Stock Exchange and the simultaneous withdrawal of the Metro Pacific listing, and a Rights Issue expected to raise Pesos 2.7 billion (US$50.9 million) in new capital. The plan is expected to complete by September 2006.

Should the plan be successfully executed, First Pacific and Ashmore Global Special Situations Funds 2 Limited and/or other funds managed by Ashmore Investment Management Limited would be MPIC's principal shareholders. MPIC will directly own a majority of Landco and Metro Pacific. MPIC will also be debt free, and capable of raising necessary funds to support its intended growth plans. Landco will be able to accelerate the diversification of its market reach and expansion in the property sector in the Philippines. MPIC will also actively seek investment opportunities, particularly in the infrastructure sector.

LEVEL UP

Level Up! International Holdings Pte. Ltd. (Level Up!) is the pioneer and leading online game publisher in the Philippines, Brazil and India. Online games are a rapidly growing segment of the global video game industry, and Level Up focuses on online games in emerging markets.

First Pacific invested US$15 million for a 35.0 per cent interest in Level Up! International Holdings Pte. Ltd. (Level Up) in March 2005. First Pacific recorded a loss of US$1.5 million for its share of Level Up's post-acquisition loss, arising principally from the start up costs in its Brazilian and Indian operations. Level Up began commercial operations in Brazil in the first quarter of 2005 and plans to launch commercially in India in 2006.

In the Philippines, Level Up has achieved a market share of approximately 80 per cent of paying subscribers, despite the entry of several competitors. The company began commercial operations in late 2003 with Ragnarok (developed by Gravity Co. Ltd.) which remains the most popular game and continues to dominate the online game market. In 2005, Level Up decided to build on its extensive client base by launching new games for different segments of the market. The first new game Rose Online was commercially launched in September 2005, which is a full 3-D massively multiplayer online role playing game (MMORPG) from Gravity. In the first quarter of 2006, the company launched another 3-D MMORPG, RF Online, developed by CCR Inc., and plans to launch a leading Korean sports casual game, Free Style Online (developed by JCE Entertainment Co. Ltd.) in the second quarter of 2006. Other new games are also in the pipeline for 2006.

In February 2006, ePLDT, Inc., the Information and Communications Technology division of PLDT, acquired 60 per cent interest in Level Up's operation in the Philippines and plans to merge it with its online games operation netGames by the first quarter of 2007.

In Brazil, Ragnarok was commercially launched in February 2005 and is developing a good subscriber base. The company is planning to introduce new games such as Gunz (developed by Maiet Entertainment Inc.) and Grand Chase (developed by KOG Studios) to attract players from other significant segments. The company will also be distributing game CDs and CD keys for leading games by NCsoft, such as Lineage II, Guild Wars, City of Heroes and City of Villains.

In India, the company will start commercial operations of Ragnarok in the second quarter of 2006, although gradual growth is expected until the internet infrastructure and connectivity reach required levels over the next several years. The company continues to build its distribution networks in several key metropolitan areas and to establish alliances with key marketing and distribution partners.

2006 Outlook

The year 2006 will be a transition year for Level Up, as it begins to develop into a multi-game publisher with a diversified portfolio of games and multiple revenue sources. The company will focus on building upon its leadership position in three markets to leverage its multi-country economies of scale and strengthen relationships with leading game developers and publishers to ensure continuing access to good content. Significant investments will be made to consolidate its leadership position and bring compelling new content to its growing customer base.

REVIEW OF 2005 GOALS

FIRST PACIFIC

Goal: Improve share price performance
Achievement: Achieved. Share price increased by over 45 per cent from HK$2.075 to HK$3.00 during 2005, which was the highest in the past five years.

Goal: Continue to evaluate value-enhancing opportunities in the region that have the potential to provide synergies with the existing operations principally in the telecommunications, consumer food products, property and infrastructure sectors
Achievement: Partially achieved and ongoing. Concluded an investment of US$15 million for a 35 per cent interest in Level Up – a publisher of online games. Continue to evaluate strategic investment opportunities in the consumer food products, telecommunications, infrastructure and property sectors in the region.

Goal: Raise funds and financing for expansion opportunities
Achievement: Achieved. Successfully raised US$199 million in January 2005 by issuing a five-year Exchangeable Notes and maintained a strong liquidity position with cash balance of US$197.1 million at 2005 year end.

Goal: Continue to enhance recurrent profits and cash flow
Achievement: Achieved. Recurrent profits improved by 0.5 per cent to US$117.2 million. Received dividends of US$39.99 million from PLDT and expected to receive approximately US$26 million as PLDT's 2005 final dividend in April 2006. Collected US$7 million from Indofood as final dividend for 2004.

Goal: Pay dividends to shareholders in respect of the 2005 financial year, subject to continued strong performance by PLDT and Indofood
Achievement: Achieved. Paid interim dividend of HK1.00 cent per share in October 2005 and recommended a final dividend of HK 2.00 cents per share to be paid in June 2006. Dividend payout ratio for 2005 is approximately 10% of recurring profit.

Goal: Continue to strengthen corporate governance practices
Achievement: Achieved. First Pacific has adopted its own code on corporate governance practices and is in compliance with all of the code provisions and most of the recommended best practices as set out in Appendix 14 of the Listing Rules. The First Pacific Code together with other latest information regarding corporate governance issues are available on the corporate website www.firstpacco.com.

PLDT

Goal: Continue to reduce debts by US$500 million and increase dividends to common shareholders to a minimum of 15 per cent of 2005 earnings per share
Achievement: Achieved. Reduced consolidated debt by US$7[illegible] million which is 43 per cent ahead of the original target of US$500 million. Total dividends for 2005 reached Pesos 36 (US$1.27) per share which represents a 40 per cent payout of 2005 core earnings.

Goal: Maintain market leadership by introducing more product innovations
Achievement: Achieved. PLDT remains the market leader in the wireless, fixed line and information and communications technology sectors. The consolidated subscriber base of Smart and Piltel, Smart's 92.1 per cent owned subsidiary, reached 20.4 million, or a subscriber market share of approximately 56 per cent. Fixed line subscribers stabilized at 2.1 million, representing a market share of approximately 66 per cent. The cellular network provided coverage to over 99 per cent of the population. Smart also introduced more affordable, value added and innovative services during the year including *Smart's 257 Unlimited Call and Text*. Smart was also the first to offer 3G services in February 2006 – the first service provider in the Philippines to do so. ePLDT's call centers, Internet café and data center continued to expand and increase capacity utilization. ePLDT's combined call center operations now have over 5,000 seats while Netopia has over 180 Internet cafés nationwide. Vitro internet data center increased its capacity utilization by 75% during the year.

Goal: Commence the upgrade to an IP-based network and increase broadband capabilities
Achievement: Achieved and ongoing. DSL and wireless broadband subscribers more than doubled to 114,000. Bandwidth capacity increased to 5,005 Mbps from 2,075 Mbps in 2004. *Smart WiFi*, which is a broadband wireless service, recorded 25,000 subscribers since its launch in June 2005.

Goal: Develop bundled products and services across the Fixed Line, Wireless, and Information and Communications Technology business groups
Achievement: Achieved. Bundling of fixed line and cellular packages for corporate accounts enlarged Smart market share in the corporate market. PLDT Webmate, a full-mobility wireless broadband service offering launched in March 2005, allows users to connect to the internet via Smart's extensive GPRS/EDGE network and also through Wi-Fi hotspots of Airborne Access, a subsidiary of ePLDT. Consolidated service revenues rose 5 per cent to Pesos 121.1 billion (US$2.2 billion) and net income improved by 22 per cent to Pesos 34.5 billion (US$628 million).

INDOFOOD

Goal: Continue to maintain market leadership position
Achievement: Achieved. Indofood is repositioned as a total food solutions provider. The new business structure and management's continue efforts to strengthen its market position in Indonesia's consumer food sector. Market shares by volume for noodles, flour, branded cooking oils, margarine and shortening are approximately 74 per cent, 65 per cent, 42 per cent and 59 per cent respectively.

Goal: To enhance shareholders' value through separately listing Bogasari
Achievement: On hold. Shareholders' value will not be maximized under current unfavorable equity market conditions in Indonesia. The management will continue to monitor market developments for this plan.

Goal: Continue to focus on implementing Indofood's business strategies, cut costs, increase distribution efficiency, as well as streamline product lines and business processes
Achievement: Ongoing. Personnel reduction in 2005 totalled around 5,800. Together with new acquisitions, permanent personnel stood at about 46,500 at year-end, excluding unconsolidated companies. Distribution improved with the establishments of stock points to enhance delivery efficiency and understanding of local district market demand resulting in higher sales and lower inventory level. Target to significantly increase stock points by the end of 2006.

Goal: Manage foreign currency exposure by reducing foreign currency borrowings
Achievement: Achieved. Indofood repurchased US$166.3 million Eurobonds with an outstanding balance of US$153.7 million as at 31 March 2006. On 2 March 2006, Indofood obtained a favorable ruling from the UK court to provide it a basis to redeem its Eurobonds at par. Indofood will use funds from operations and bank loans to redeem the outstanding Eurobonds.

Goal: Explore expansion opportunities in the Asian consumer food products industry and leverage potential synergies with Indofood
Achievement: Achieved. Nestlé joint venture concluded in early 2005 which strengthens marketing and branding of Indofood culinary products. Indofood acquired additional oil palm plantations and in the process of acquiring a 70 per cent equity interest in an oil palm breeding and research management company. Oil palm plantations cover more than 95,000 hectares as at year-end 2005, an increase of which approximately 60 per cent during the year. Other expansion opportunities are being evaluated.

METRO PACIFIC

Goal: Continue to explore investment opportunities in property and infrastructure sectors
Achievement: Ongoing. Metro Pacific announced in March 2006 a recapitalization and reorganization plan which seeks to accelerate the growth of its property development businesses and capture infrastructure opportunities in the Philippines through a newly incorporated company – Metro Pacific Investments Corporation.

Goal: Complete debt reduction program and significantly reduce contingent liabilities
Achievement: Significantly achieved. Debt reduced by approximately Pesos 500 million (US$9.1 million) to Pesos 732 million (US$13.8 million), of which Pesos 525 million (US$9.9 million) are subject to final documentation and are expected to complete by the end of 2006.

Goal: Position Landco for new growth by participating in provincial shopping centers and hotel management businesses
Achievement: Achieved and ongoing. Ongoing expansion work at Pacific Malls in Legaspi and Lucena cities will continue through 2007 and development work has begun on a new Pacific Mall in Naga City. Fuego Hotels continues to explore a variety of new management contracts and is actively overseeing expansion of its Tagaytay hotel project.

Goal: Implement the rehabilitation plan for Nenaco
Achievement: Ongoing. The rehabilitation plan benefiting the company from the revised lower interest rates and extended loan maturity and repayment terms which allowed the management to focus on improving operating efficiency. Loss during the year reduced to Pesos 126 million (US$2.3 million).

GOALS FOR 2006

FIRST PACIFIC

- Continue to improve share price performance
- Continue to evaluate investment opportunities in telecommunications, infrastructure or consumer food products industries in the region
- Raise funds with improved terms for funding expansion opportunities
- Maintain dividend payments to shareholders subject to continued strong performance of PLDT and further improved performance of Indofood

PLDT

- Continue to build out the Next Generation Network and roll out wireless broadband in order to increase broadband subscribers, and expand the Group's data/broadband capabilities
- Maximize Smart's 3G network by developing content and new services to encourage higher usage and penetrate lower income segments
- Introduce 3G technology and develop services and applications to entice usage
- Reduce debt by a minimum of US$300 million
- Raise dividends to common shareholders to a minimum of 50 per cent of 2006 core earnings

INDOFOOD

- Implement and continue to enhance the new distribution system to improve sales and area-specific product mix
- Continue to focus on branded products and expand revenue through domestic, regional and international business development
- Continue to strengthen market leadership position
- Continue to expand oil palm plantation areas to be able to meet the supply requirements of its edible oil refineries
- Further reduce foreign currency exposure by reducing foreign currency debt
- Continue operation efficiency enhancement and cost reduction program

METRO PACIFIC

- Complete recapitalization and reorganization plan
- Strengthen Landco's position as a diversified property developer through support to key expansion projects
- Continue to explore investment opportunities in the infrastructure sector
- Continue implementing rehabilitation program for Nenaco

LEVEL UP

- Diversify and expand games portfolio
- Grow subscriber base in higher growth markets in Brazil and India
- Develop supplementary non-game revenue sources
- Build alliances and dominant distribution network
- Further build "Level Up!" brand

FINANCIAL REVIEW

LIQUIDITY AND FINANCIAL RESOURCES

NET DEBT AND GEARING

An analysis of net debt and gearing for principal consolidated and associated companies follows.

Consolidated

US$ millions	Net debt(i) 2005	Total equity 2005	Gearing(ii) (times) 2005	Net debt(i) 2004	Total Equity 2004 (Restated)	Gearing(ii) (times) 2004 (Restated)
Head Office	152.6	1,419.2	0.11x	105.3	1,066.7	0.10x
Indofood	995.7	541.6	1.84x	795.3	599.4	1.30x
Metro Pacific	40.2	6.8	5.91x	45.7	(13.8)	–
Group adjustment(iii)	–	(1,258.9)	–	–	(1,051.2)	–
Total	788.5	706.7	1.12x	851.3	593.1	1.45x
Associated						
PLDT	1,584.2	1,400.9	[illegible]	2,160.4	840.7	2.58x

(i) *Includes restricted cash*
(ii) *Calculated as net debt divided by total equity*
(iii) *Group adjustments mainly represents elimination of goodwill arising from acquisitions prior to 1 January 2001 against the Group's retained earnings and other standard consolidation adjustments to present the Group as a single economic entity*

Head Office's gearing increased principally because of additional investment for 1.1 per cent interest in PLDT (US$[illegible] million) and acquisition of a 35.0 per cent interest in Level Up (US$15.0 million). Indofood and Metro Pacific gearing declined mainly because of debt reduction efforts. PLDT's gearing declined substantially as strong free cash flows were used to reduce debts and profits enhanced total equity.

The Group's gearing continued to improve to 1.12x level as a result of debt management and reduction efforts of the operating companies coupled with the growth of Group's total equity as a result of strong profit contribution from PLDT.

MATURITY PROFILE

The maturity profile of debt of consolidated and associated companies follows.

Consolidated

US$ millions	2005	2004
Within one year	345.0	288.9
One to two years	152.1	162.8
Two to five years	518.6	561.5
Over five years	73.5	37.1
Total	1,089.2	1,050.3

The change in the Group's debt maturity profile at 31 December 2005 principally reflects Head Office's issuance of US$199.0 million Exchangeable Notes due in 2010, the reclassification of US$[illegible] million bonds due in 2006 and a new bank loan of US$50.0 million due in 2012, together with the settlements of principally Head Office's US$52.0 million bank loan due in 2006 and Indofood's repurchases of Eurobonds due in 2007 and redemption of Rupiah bonds due in 2005 totalling US$228.0 million.

Associated

US$ millions	PLDT 2005	PLDT 2004
Within one year	354.3	500.4
One to two years	376.8	460.7
Two to five years	455.4	894.0
Over five years	930.5	987.0
Total	2,116.9	2,842.1

PLDT's debt maturity profile were stated at nominal values.

CHARGES ON GROUP ASSETS

At 31 December 2005, certain bank and other borrowings were secured by the Group's property and equipment, accounts receivables and inventories with a net book value of US$95.2 million (31 December 2004: US$44.8 million). Apart from these, the Head Office's US$108.0 million bonds issued by CAB Holdings Limited, a wholly-owned subsidiary company, and US$50.0 million bank loan were principally secured by the Group's 51.5 per cent interest in Indofood and 1.7 per cent interest in PLDT, respectively.

FINANCIAL RISK MANAGEMENT

FOREIGN CURRENCY RISK

(A) Company risk

As the Head Office debt is currently denominated in U.S. dollars, foreign currency risk relates mainly to the receipt of cash dividends and to the translation of non-U.S. dollar denominated investments in subsidiary and associated companies.

The Company actively reviews the potential benefits of hedging based on forecast dividend flows. However, the Company does not actively seek to hedge risks arising on the translation of foreign currency denominated investments due to the non-cash nature of such investments and the high costs associated with such hedging. Accordingly, First Pacific is exposed to the impact of foreign currency fluctuations on the translated U.S. dollar value of its foreign currency denominated investments.

With the exception of the Head Office, the principal components of the Company's net asset value (NAV) relate to investments denominated in the peso and rupiah. Accordingly, any change in these currencies, against their respective 31 December 2005 exchange rates, would have an effect on the Company's NAV in U.S. dollar terms.

The following table illustrates the estimated effect on the Group's adjusted NAV for a one per cent change of the peso and rupiah against the U.S. dollar.

Company	Effect on adjusted NAV(i) US$ millions	Effect on adjusted NAV per share HK cents
PLDT	14.9	3.65
Indofood	4.1	1.00
Total	19.0	4.65

(i) *Based on quoted share prices as at 31 December 2005 applied to the Group's economic interest*
(ii) [illegible]

(B) Group risk

The Group's operating results are denominated in local currencies, principally the peso and rupiah, which are translated and consolidated to give the Group's results in U.S. dollars.

NET DEBT BY CURRENCY

It is often necessary for operating entities to borrow in U.S. dollars, which results in the risk of a translation impact on local currency results. A summary of consolidated and associated companies' net debt by currency follows.

Consolidated

US$ millions	US$	Peso	Rupiah	Others	Total
Total borrowings	501.7	44.7	542.8	–	1,089.2
Cash and cash equivalents(i)	(190.3)	(6.1)	(98.8)	(5.5)	(300.7)
Net debt/(cash)	311.4	38.6	444.0	(5.5)	788.5
Representing:					
Head Office	159.4	(1.3)	–	(5.5)	152.6
Indofood	151.7	–	444.0	–	595.7
Metro Pacific	0.3	39.9	–	–	40.2
Net debt/(cash)	311.4	38.6	444.0	(5.5)	788.5
Associated					
PLDT	1,598.6	(282.5)	–	68.1	1,584.2

(i) *Includes restricted cash*

As a result of unhedged U.S. dollar net debt, the Group's results are sensitive to fluctuations in U.S. dollar exchange rates. The following table illustrates the estimated effect on the Group's reported profitability for a one per cent change in the principal operating currencies of subsidiary and associated companies. This does not reflect the indirect effect of fluctuating exchange rates on U.S. dollar revenues and input costs at the operating company level.

US$ millions	Total US$ exposure	Hedged amount	Unhedged amount	Profit effect of 1% currency change	Group net profit effect
PLDT	1,598.6	944.3	654.3	6.5	1.0
Indofood	151.7	–	151.7	1.5	0.5
Metro Pacific	0.3	–	0.3	–	–
Head Office(i)	159.4	–	159.4	–	–
Total	1,910.0	944.3	965.7	8.0	1.5

(i) *As the Group reports its results in U.S. dollars, unhedged U.S. dollar debt at the Head Office does not give rise to any significant exchange exposure*

EQUITY MARKET RISK

As the majority of the Company's investments are listed, the Company is exposed to fluctuations in the equity market value of such investments. In addition, the value of the Company's investments may be impacted by sentiment towards specific countries.

In January 2005, a wholly owned Head Office subsidiary issued the zero coupon 5-year US$199 million Exchangeable Notes Exchangeable Notes guaranteed by the Company. The holders of the EN have the right to exchange the Exchangeable Notes to the underlying approximately 5.8% interest in PLDT and the Company has the option to settle such exchange obligation in cash or shares in PLDT. Pursuant to the new accounting standard HKAS 39, the exchange option embedded in Exchangeable Notes is subject to mark-to-market fair value accounting which tracks to PLDT share price performance and generated a non-cash accounting loss of US$25.4 million in 2005. The increase of such option liability is economically hedged by a corresponding increase in the value of PLDT shares held by the Group generally and specifically the approximately 5.8% PLDT shares underlying the EN. Such a natural hedge and the corresponding increase in value of the Group's shareholding in PLDT, however, is not to be reflected in the Group's Financial Statements under HKAS 39 as the Group's investments in and results of PLDT are equity accounted for.

Announced on 18 January 2006, the Group purchased an additional 1.5% in PLDT for US$74.1 million and will continue to acquire shares in PLDT to both hedge against the changes in option liability from asset valuation perspective and to secure its strategic shareholding in PLDT.

INTEREST RATE RISK

The Company and its operating entities are exposed to changes in interest rates to the extent that they impact the cost of variable interest rate borrowings. An analysis of this for consolidated and associated companies follows.

Consolidated

US$ millions	Fixed interest rate borrowings	Variable interest rate borrowings	Cash and cash equivalents(i)	Net debt
Head Office	300.4	49.3	(197.1)	152.6
Indofood	373.8	520.7	(98.8)	995.7
Metro Pacific	29.1	15.8	(4.8)	40.2
Total	703.4	385.8	(300.7)	788.5
Associated				
PLDT	1,400.2	550.5	(366.3)	1,584.2

(i) *Includes restricted cash*

The following table illustrates the estimated effect on the Group's reported profitability for a one per cent change in average annual interest rates in respect of the variable interest rate borrowings.

US$ millions	Variable interest rate borrowings	Profit effect of 1% change in interest rates	Group net profit effect
Head Office	49.3	0.5	0.5
Indofood	520.7	5.2	1.2
Metro Pacific	15.8	0.2	0.1
PLDT	550.5	5.5	0.9
Total	936.1	9.4	2.7

ADJUSTED NAV PER SHARE

There follows a calculation of the Group's underlying worth.

At 31 December US$ millions	Basis	2005	2004
PLDT	(i)	1,491.5	999.0
Indofood	(i)	407.0	378.6
Level Up	(ii)	15.0	–
Head Office – Net debt		(152.6)	(105.3)
– Derivative liability	(iii)	(39.3)	–
Total valuation	(iv)	1,721.6	1,274.3
Number of ordinary shares in issue (millions)		3,188.8	3,186.0
Value per share			
– U.S. dollar		0.54	0.40
– HK dollars		4.21	3.12
Company's closing share price (HK$)		3.00	2.08
Share price discount to HK$ value per share (%)		28.7	33.3

(i) *Based on quoted share prices applied to the Group's economic interest*
(ii) *Based on investment cost*
(iii) *Represents the fair value of option element embedded in the Exchangeable Notes*
(iv) *No value has been attributed to the Group's investment in Metro Pacific, or Mobile-8*

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company, nor any of its subsidiary companies, has made any purchase, sale or redemption of any of the Company's listed securities during the year.

CORPORATE GOVERNANCE

First Pacific is committed to building and maintaining high standards of corporate governance practices. First Pacific has adopted its own Code on Corporate Governance Practices, which incorporates the principles and requirements set out in the Code on Corporate Governance Practices ("CG Code") contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

First Pacific has applied these principles and complied with all the CG Code mandatory provisions, and has also met most of the recommended best practices in the CG Code throughout the accounting period covered by the annual report. Further information concerning our CG practices will be set out in the Company's 2005 Annual Report.

Having made specific enquiry, all of the Directors have complied with the Company's code of conduct regarding directors' securities transactions, prepared and adopted on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers, Appendix 10 of the Listing Rules.

Continuing connected transactions

The Company disclosed in its 2004 Annual Report that after a comprehensive Group wide review designed to elicit detailed information in relation to all connected or potentially connected transactions under the Listing Rules involving the Company or its subsidiary companies, it had identified four series of continuing connected transactions entered into by Indofood, a 51.5 per cent subsidiary of the Company, and Indofood's subsidiaries, during the financial year ended 31 December 2004. Subsequently, the Company published a paid announcement dated 26 April 2005 disclosing details of those transactions.

In respect of the financial year ended 31 December 2005, the Company identified that Indofood and its subsidiaries are party to the same four series of continuing connected transactions (the "Transactions") with different respective estimated aggregate values. Based on the maximum estimated aggregate values of each continuing connected transaction and applying the percentage ratios (other than the profits ratio) as required by the Listing Rules, the Company has determined that the Transactions referred to above are required to be disclosed to the Exchange and the Company's shareholders in accordance with the requirements of Chapter 14A of the Listing Rules. The Company published a paid announcement dated 13 September 2005 disclosing details of those transactions.

The Directors (including the Independent Non-executive Directors) considered that the terms of each of the continuing connected transactions for the financial year ended 31 December 2005 are fair and reasonable and that they are in the best interests of the Company and its shareholders.

Upon subsequent review of the Transactions, the Company noted that certain individual transactions relating to the noodles and distribution businesses of the Indofood Group has exceeded the individual caps as disclosed in the 13 September 2005 announcement. In this respect, the Company published an announcement on 18 January 2006 providing further information on the Transactions.

Each of the above continuing connected transactions will be subject to annual review by the Independent non-executive directors of the Company pursuant to Rule 14A.37 of the Listing Rules and confirmation of the auditors of the Company pursuant to Rule 14A.38 of the Listing Rules.

The Company has reviewed the estimated continuing connected transactions for the year ending 31 December 2006 and expects to make an appropriate announcement in respect thereof as soon as practicable.

AUDIT OPINION

The auditors have expressed an unqualified opinion on the Group's financial statements for the year ended 31 December 2005 in their report dated 31 March 2006.

REVIEW STATEMENT BY THE AUDIT COMMITTEE

The Audit Committee has reviewed the 2005 annual results, including the accounting policies and practices adopted by the Group.

FINAL DIVIDEND

The board has recommended a final cash dividend of HK2.00 cents (US0.26 cent) per ordinary share. Subject to approval by shareholders at the 2006 Annual General Meeting, the final dividend will be paid in the currencies in accordance with the registered address of the shareholders (i.e., HK dollars for Hong Kong, Macau and PRC shareholders, Sterling pounds for UK shareholders and US dollars for shareholders of all other countries). It is expected that the dividend warrants will be dispatched to shareholders on or about 28 June 2006.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed on Friday, 19 May 2006, during which period no transfer of shares will be registered. In order to qualify for the final dividend, all properly completed transfer forms accompanied by the relevant share certificates must be lodged for registration with the Company's Hong Kong Branch Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on 18 May 2006.

ANNUAL REPORT

The 2005 Annual Report will be mailed to shareholders and available on the Company's website at www.firstpacco.com around mid-April 2006.

On behalf of the Board of Directors
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director and Chief Executive Officer

31 March 2006

As at the date of this announcement, the Board of Directors of First Pacific comprises the following Directors:

Anthoni Salim, *Chairman*	Tedy Djuhar
Manuel V. Pangilinan, *Managing Director and CEO*	Sutanto Djuhar
Edward A. Tortorici	Ibrahim Risjad
Robert C. Nicholson	Benny S. Santoso
His Excellency Albert F. del Rosario	Graham L. Pickles*
Edward K.Y. Chen*, *GBS, CBE, JP*	David W. C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

FIRST PACIFIC